June 14, 2021

BY EDGAR

Eric Envall

J. Nolan McWilliams

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Investcorp Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 24, 2021

CIK No. 0001852889

Ladies and Gentlemen:

On behalf of our client, Investcorp Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 20, 2021, relating to the Company’s Registration Statement confidentially submitted to the Commission on March 24, 2021.

The Company is concurrently filing via EDGAR Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Summary, page 2

1.

Please substantiate your disclosure that, “India is one of the fastest growing economies of the world and has shown strong resilience to the COVID-19 pandemic, which has impacted all major economies of the world.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 2 of the Form S-1 to address the Staff’s comment.

Initial Business Combination, page 12

2.

Please clarify your disclosures whether or not you are required to obtain an opinion from an independent investment banking firm if you engage in a business combination with an affiliated entity. For example, on page 9 you indicate that you would obtain an opinion in such a scenario only “if required by applicable law or

June 14, 2021 Page 2

based upon the determination of our board of directors or a committee,” whereas other disclosures imply that you are required to obtain such an opinion anytime a business combination is with an affiliated company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9 and 106 of the Form S-1 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship

Michael Blankenship

cc:                 Nikhil Kalhatgi, Principal Executive Officer, Investcorp Acquisition Corp.